UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
      Check box if Amendment is material and investors must reconfirm within five business days.
✓   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Thuzio, Inc.

Legal status of issuer

        Form
        Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        December 12, 2011

Physical address of issuer
114 W 26th Street, 5th Floor, New York, NY, USA, 10001

Website of issuer
https://www.thuzio.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series B-2 Preferred Stock

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$360,751	$261,424
Cash & Cash Equivalents	$887	$51,033
Accounts Receivable	$301,520	$157,310
Short-term Debt	$1,387,612	$1,239,276
Long-term Debt	N/A	N/A
Revenues/Sales	$2,106,351	$2,667,891
Cost of Goods Sold	$1,438,552	$1,829,452
Taxes Paid	$881	N/A
Net Income	($1,174,193)	($1,040,990)

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

Thuzio, Inc.
Annual Report
Exhibit A to Form C-AR
June 16, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Thuzio, Inc. is a Delaware corporation, formed on December 12, 2011.

The Company is located at 114 W 26th Street, 5th Floor, New York, NY, USA, 10001.

The Company's website is https://www.thuzio.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The CEO is paid a high salary. While the Company believes that the CEO's salary is reasonable and within market, the Company's CEO may be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Management will be further diluted by this offering and its concurrent Regulation D offering.

Accounts payable and receivable are significant cash outlays of the business compared to monthly profits and cash on hand. If the Company fails to meet its obligations, and fails to raise outside capital, it could face liquidity issues. The Company must therefore continue to closely monitor its accounts payables and receivables during every billing cycle, or access further sources of financing in order to allay this risk. Further sources of financing may either dilute investors in this offering or have a senior lien on the Company's assets, which would be repaid over investors in this offering in the event of a liquidation.

The company was formed out of a recapitalization and spin out of a pre-existing entity, which raised $22m before the spin out. The Company effected the spin out because the two businesses have different business models and financing profiles. The Company's management and many of its existing investors continue to have interests in the other business.

Revenue growth has been relatively flat over the last 12 – 18 months following the company's spin out. The company also faced a fall in bookings and overall ticket sales in 2018. As such, the business has shown negative trends in certain metrics in the recent past. During this period, the company has been focusing on improving margins, and has been successful in significantly expanding event gross margins from ~4% in 2017 to 40% in 2019. However, without an increase in topline revenues, the Company may not be able to grow its valuation any further. While the company's current strategy is to use proceeds from this offering for expansion, there can be no guarantee it will be able to do so.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle.

A sales cycle is the period between initial contact with a prospective customer and any sale of its sports media and events. The sales process involves educating customers about the Company's sports media and events, participating in extended sports media and events evaluations and configuring the sports media and events to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 3-12 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Combined Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Combined Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor in this Offering to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has approximately $139,495 in cash balances as of June 5, 2020. This equates to approximately 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company has outstanding liabilities. The Company has outstanding loans from its founders in the aggregate principal amount of $123,000.

The Company has generated net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $25,746,793 from its inception through December 31, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation of the Company could decline.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive sports media and events space. Additionally, the product may be in a market where customers will not have brand loyalty, which may inhibit the Company's ability to grow its brand.

Cyclical and seasonal fluctuations in the economy, in sports media and events may have an effect on the Company. Both cyclical and seasonal fluctuations in sports media and events may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Not all of the founders or key employees are currently working full time for the Company. One of the Company's founders, owns and has funded a significant portion of the business, but does not work full time for the Company or manage the day-to-day operations of the business.

The Company's existing Series B Preferred Stock holders, who invested approximately $450,000 in a prior financing, have a 1x redemption right. Shares of Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. If the redemption price is not paid in full within 60 days of the redemption request, interest shall accrue on the outstanding amount at a rate of 8% per annum, subject to increase by 4% per annum every 6 months until the entire redemption price has been paid in. As an investor in Series B-2 Preferred Stock, you will not have a redemption right. As such, other investors in the Company will have greater opportunities for liquidity and may have the ability to exit before you. If the Company's Series B Preferred Stockholders elect to exercise their redemption right, it may significantly impact the Company's cash balance and assets.

The value of your investment may be diluted if the Company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series B-2 Preferred Stock has been calculated assuming a 1.74 post-money unallocated option pool, which may not account for all additional options the Company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the Company over the 1.74% pool will lower the value of your shares.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late or has not furnished certain information by the due date. In addition, even though the Company states that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company'

The Company's financial statements have not been audited. Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or other financial information on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

BUSINESS

Description of the Business
Thuzio is a sports events & media company dedicated to live inspirational sports storytelling.

We celebrate renowned athletes and sports moments, showcasing the shared values of sports, life, and business. We give sports fans the opportunity to meet and learn from their sports heroes. Our invitation-only event series provides access to sports icons in premium hospitality settings, designed specifically for business audiences.

Picture an important client or business partner. Think of a favorite sports team or legendary players from that team. Now imagine inviting those clients to an event where they can meet those players and hear their stories firsthand.

Thuzio is a sports events and media company attacking the age-old problem of winning time with top clients and prospects. Our solution: a national event series, featuring live sports storytelling from sports icons, in a premium hospitality setting designed for a business audience.

Thuzio provides unique and sophisticated sports content, in a professional and premium environment and in an easy-to-access corporate membership and event format.

Business Plan
Product Overview

We provide custom event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience and attended by Thuzio's corporate membership community. We leverage our preferred network of talent and venues, including: event strategy, content strategy, talent booking, event execution, and logistics.

- When and Where: Thuzio events are designed for convenience, hosted on weekday evenings for 2-3 hrs at private event spaces in and around business centers.

- Content: We feature sports icons in documentary-style interviews with professional members of the sports media. The conversation is focused on the shared values of sports, life, and business, such as leadership, teamwork, and performance.

- Media Assets: Resulting in video, audio, and editorial assets.

- Attendees: Invitation only; ~100-150 attendees.

- Geographies: In 2019, we're targeting 60 events across 10 U.S. cities, including activations at the Super Bowl, NBA ASW, Masters, and NFL Draft.

Benefit for Companies:

- A product that helps you win time with your most important clients

- Unique and premium experience

- Easy to say "yes" - right after work, nearby, low effort

- Cost effective -- all-inclusive and easy to budget

- Easy to administer for teams

Benefit for Brands:

- Sports content with an inspirational, celebratory theme

- Reach an influential and affluent audience of sports fans

- Target by region, sport, and/or leadership theme

Business Model

Thuzio makes money the same way as professional teams: selling tickets and sponsorship against events and media. Thuzio customers can be broadly defined as the businesses and brands that purchase premium tickets and sponsorship with professional teams. Key industries include: Banking, Consulting, Real Estate, Law, Technology, and Media.

- Members/Tickets: National sales teams and regional businesses purchase a membership with Thuzio, providing access to a bank of tickets.

- Sponsors: B2B and luxury brands leverage Thuzio to reach a targeted audience of affluent sports consumers who are also business decision makers.

- Custom Events are also available on-demand.

Traction to Date

Revenue Growth: Thuzio's 2018/19 strategy has been to keep member event count (50-60 events) and total revenue ($2.75-3M) consistent while focusing on improving gross margins on both member and custom events.

Growing Margins: Member Event gross margins are at 43% for the period of Jan - May 2019, a ~20 basis point improvement over the same period in the prior year. Custom Event gross margins are at 39% for the period of Jan - May 2019, a ~13 basis point improvement over the same period in the prior year. These margin improvements have been achieved through:

- Increased sponsor branding revenue per event by 105%

- Reduced event expenses per event by 22%

Customers: Thuzio has 200+ active corporate accounts, including customers from 7 top 10 U.S. banks, 6 top U.S. consulting firms, and 4 top U.S. B2B SaaS companies. Approximately 70%+ of 2019 total contract value has come from repeat customers.

Testimonials*

"Thuzio creates unique, engaging experiences in a bespoke manner, creating opportunities to entertain High Net Worth clientele." - UBS

"They've got a great audience. They've got great athletes. Very bespoke events. Really a great match for our brand." - Belvedere

"Thuzio has been an excellent partner of Metlife. They worked with us to find solutions that made sense for our business. The events that they run are first-class and turnkey for their clients." - Metlife

**These companies were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered as investment advice.*

The Company's Products and/or Services

Product / Service	Description	Current Market
National event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience	Sports events & media company celebrating renowned athletes and sports moments	Corporations and companies, business professionals, athletes, and brands

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The sports industry for North America is valued at $70B and almost $11B is spent annually on premium seating, primarily by business customers. Thuzio is competing for a share of this market.

We compete with the teams, leagues, and other sports properties for sports entertainment and marketing spend. However, we believe that as long as the clients of our members wish to meet the athletes they admire, we have a winning product.

As we continue to scale our physical and digital audience, Thuzio will offer a unique and integrated solution for brands seeking to reach the affluent and influential sports fan. Even at our early stage, we believe we have established strong and difficult to replicate, talent and venue networks, putting any copy-cats at a severe disadvantage.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4,364,156	Thuzio	9/25/2012	06/04/2013	U.S.A.

Patents

None.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tiki Barber	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): provides strategic guidance to the

		Company as an active board member, specifically on talent, content, and media
Mark Gerson	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): voice for the Company on vision, strategy, and growth
Jared Augustine	Co-Founder, CEO (March 2012 - present)	CEO (March 2012 - present): organizes the vision for Thuzio, and is responsible for execution.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding shares of capital stock:

Type of security	Number of shares outstanding immediately prior to the Combined Offering	Voting rights	Percentage of outstanding capital represented by each class / series of security immediately prior to the Combined Offering
Common Shares	1,068,525	Yes; Holders of common shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.	3.4277%
Series A Shares	2,634,279	Yes; Holders of Series A shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate.	8.4504%

Series B Shares	5,375,576	Yes; Holders of Series B shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate.	17.2441%
Series B-1 Shares	15,849,607	Yes; Holders of Series B-1 shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate	50.8435%
Series B-2 Preferred Stock	6,245,351	Yes; Holders of Series B-2 shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate	20.0343%

The Company has the following debt outstanding:

The Company has outstanding loans from its founders in the aggregate principal amount of $123,000.

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
United States Investment Partners LLC	Common Stock, Series A, Series B-1, Series B-2	27.1955%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community.

On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-

1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offering Securities
We have made the following offerings of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series B Preferred Stock	December 12, 2017	4(a)(2)	Series B Preferred Stock	Approximately $450,000 in cash	Working capital
Series B-1 Preferred Stock	December 12, 2017	4(a)(2)	Series B-1 Preferred Stock	Conversion of approximately $1.85 million in outstanding convertible debt	Working capital
Convertible Promissory Note	November 20, 2018	4(a)(2)	Convertible Note	$100,000	Working capital
Series B-2 Preferred Stock	September 2019	Regulation CF & 506©	Series B-2 Preferred Stock	$990,389	Working Capital

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series B-2 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series B-1 Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights
Series A	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B, Series B-1, and Series B-2 Preferred Stock	Convertible into common stock at the option of the holder
Series B	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B-2 Preferred Stock	Convertible into common stock at the option of the holder

Series B-1	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B, and Series B-2 Preferred Stock	Convertible into common stock at the option of the holder
Series B-2	Yes	Yes, see "Capitalization" table above.	Yes	Convertible into common stock at the option of the holder

Series B-2 Preferred Stock

Dividend Rights
Holders of Series B-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each preferred stockholder votes on matters that are set before the stockholders of the Company. In addition, so long as at least 25% of the original number of Preferred Stock is outstanding, the approval of a majority of the holders of Preferred Stock, voting as a separate class, will be required for the Company to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

So long as the Chief Executive Officer of the Company as of the filing of the Company's Eighth Amended and Restated Certificate of Incorporation remains the Chief Executive Officer of the Company, the Board shall consist of five (5) members, one of which shall be the Chief Executive Officer. Otherwise, the Board shall consist of four (4) members. So long as at least 1,000,000 shares of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock shall be entitled to elect two (2) directors. The Holders of common stock and preferred stock, voting together as a single class, shall be entitled to elect three (3) members of the Board of Directors, one (1) of which will be the Chief Executive Officer; provided, however, if the size of the Board of Directors is reduced from five (5) to four (4) members, the holders of common stock and preferred stock, voting together as a single class, shall be entitled to elect two (2) members of the Board of Directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series B-2 Preferred Stock will be entitled to receive the greater of 1x the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series B-2 Preferred Stock receive these distributions before any holders of common stock, Series A Preferred Stock, Series B Preferred Stock, and Series B-1 Preferred Stock.

Conversion Rights

The Series B-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series B-2 Preferred Stock Investment Agreement
Under the Series B-2 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,325 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series B-2 Preferred Stock will be entitled to substantially similar provisions. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series B-2 Preferred Stock are subject to a drag-along provision as set forth in the Investors' Rights Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series B-2 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series B-2 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series B-2 Preferred Stock of the Company, you will hold shares in a minority series and your rights will be limited in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series B-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of the Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series B-2 Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2019, 2018 and 2017, the Chief Executive Officer of the Company paid for certain expenses of the Company in the normal course of business from his own resources that are reimbursed to him by the Company. Amounts to be reimbursed to him totaled $239,870, $16,887 and $9,592 at December 31, 2019, 2018 and 2017, respectively. The amounts are recorded within the heading 'Accounts payable and accrued expenses' on the balance sheet.

During 2018, the Company borrowed $60,000 from the Chief Executive Officer of the Company in the form of a promissory note. The note matures 6-months from the date of the note and bears interest at 9% per annum. The Company also borrowed $100,000 from a shareholder that matures 12-months from the date of the note and bears interest at 5% per annum. Both amounts are recorded under 'Notes payable – related party' on the balance sheets.

Subsequent to December 31, 2018, the Chief Executive Officer loaned the Company $52,300, the provisions of which are still being negotiated and have yet to be finalized. Also subsequent to December 31, 2018, the Company borrowed $90,000 from a shareholder that is expected to be converted to preferred stock in the next investment round.

The Company leases office space from the JuliusWorks, Inc. on a month-to-month basis at a rate of $5,000 per month.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jared Augustine

(Signature)

Jared Augustine

(Name)

Founder, CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Atiim Kiambu "Tiki" Barber

(Signature)

Atiim Kiambu "Tiki" Barber

(Name)

Co-Chairman, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

(Title)

/06/16/2020

(Date)

/s/Mark Gerson

(Signature)

Mark Gerson

(Name)

Co-Chairman, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

_____

(Title)

06/16/2020

_____

(Date)

/s/ Jared Augustine

_____

(Signature)

Jared Augustine

_____

(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

_____

(Title)

06/16/2020

_____

(Date)

EXHIBIT B
Financials



I, Jared Augustine, Founder and CEO of Thuzio, Inc. certify that the financial statements of Thuzio Inc. included in this Form are true and complete in all material respects.

DocuSigned by:

Jared Augustine

—6A59B27B1FCB47B

Jared Augustine
Founder & CEO
June 12, 2020

Thuzio, Inc.
Profit and Loss
January - December, 2019

	Total
Income	
Revenue - Thuzio	
Event Services	578,355.50
Hospitality	995,434.53
Sponsorship	532,561.67
Total Revenue - Thuzio	**$ 2,106,351.70**
Total Income	**$ 2,106,351.70**
Cost of Goods Sold	
Event Services Cost of Goods Sold	371,597.25
Thuzio Cost of Goods Sold	1,066,955.42
Total Cost of Goods Sold	**$ 1,438,552.67**
Gross Profit	**$ 667,799.03**
Expenses	
Thuzio Expenses	
Bad Debts Expense	20,450.00
Bank Service Charges	11,388.46
Computer and Internet Expenses	31,108.61
Credit Card Processing Fees	15,201.85
Marketing	63,223.02
Office	115,633.64
Payroll Expenses	1,334,439.15
Professional Fees	138,671.24
State Tax	3,423.21
Travel Expenses	105,775.23
Total Expenses	**$ 1,839,314.41**
Net Operating Income	**-$ 1,171,515.38**
Other Income	
Other Income	1,500.00
Total Other Income	**$ 1,500.00**
Other Expenses	
Corporate Tax	881.39
Depreciation Expense	3,297.01
Total Other Expenses	**$ 4,178.40**
Net Other Income	**-$ 2,678.40**
Net Income	**-$ 1,174,193.78**

Thuzio, Inc.
Balance Sheet
As of Dec 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
Square 1		427.62
TD Bank		460.00
Total Bank Accounts	$	887.62
Accounts Receivable		
Accounts Receivable		301,520.27
Total Accounts Receivable	$	301,520.27
Other Current Assets		
Prepaid Expenses		
Prepaid Expenses - Event (Non-Talent)		13,527.17
Prepaid Expenses - Event (Talent)		34,750.00
Prepaid Expenses - Event Services		0.00
Prepaid Expenses - Insurance		0.00
Prepaid Expenses - Marketing		0.00
Prepaid Expenses - Other		0.00
Total Prepaid Expenses	$	48,277.17
Unbilled Account Receivables		10,066.62
Total Other Current Assets	$	58,343.79
Total Current Assets	$	360,751.66
Fixed Assets		
Accumulated Depreciation		-40,871.59
Computer Equipment		34,744.23
Furniture and Equipment		6,127.36
Total Fixed Assets	$	0.00
TOTAL ASSETS	$	360,751.68
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		274,115.91
Total Accounts Payable	$	274,115.91
Credit Cards		
Square1 Credit Card - General		0.00
Total Credit Cards	$	0.00
Other Current Liabilities		
Accrued Expenses		47,140.67
Accrued Expenses - Bonus		0.00
Accrued Expenses - Event Services		0.00
Deferred Revenue - Thuzio Event Services (Current)		24,507.16
Deferred Revenue - Thuzio Event Services (Pre-2017)		123,445.00
Deferred Revenue - Thuzio Hospitality		498,583.38
Deferred Revenue - Thuzio Sponsorship		419,820.87
Unearned Service Payment		0.00
Total Other Current Liabilities	$	1,113,497.08
Total Current Liabilities	$	1,387,612.99
Long-Term Liabilities		
Debt		0.00
Debt (Convertible Promissory Note)		0.00
Total Long-Term Liabilities	$	0.00
Total Liabilities	$	1,387,612.99
Equity		
Contributed Capital		
APIC Common Stock		1,827,150.49
APIC Preferred Stock		24,075,042.25
Common Stock		107.00
Preferred Stock Series A		263.00
Preferred Stock Series B		538.00
Preferred Stock Series B-1		1,585.00
Preferred Stock Series B-2		625.00
Total Contributed Capital	$	25,905,310.74
Retained Earnings		-25,757,978.27
Net Income		-1,174,193.78
Total Equity	-$	1,026,861.31
TOTAL LIABILITIES AND EQUITY	$	360,751.68

Thuzio, Inc.
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-1,174,193.78
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-144,210.26
Prepaid Expenses:Prepaid Expenses - Event (Non-Talent)		1,225.40
Prepaid Expenses:Prepaid Expenses - Event (Talent)		-12,250.00
Prepaid Expenses:Prepaid Expenses - Event Services		7,500.00
Prepaid Expenses:Prepaid Expenses - Insurance		3,262.84
Prepaid Expenses:Prepaid Expenses - Marketing		4,322.78
Prepaid Expenses:Prepaid Expenses - Other		742.95
Unbilled Account Receivables		-10,066.62
Accounts Payable		111,731.07
Square1 Credit Card - General		-51,794.37
Accrued Expenses		-42,782.70
Accrued Expenses - Bonus		0.00
Accrued Expenses - Event Services		-5,250.00
Deferred Revenue - Thuzio Event Services (Current)		-41,992.50
Deferred Revenue - Thuzio Hospitality		85,520.20
Deferred Revenue - Thuzio Sponsorship		285,903.33
Payroll Liabilities		0.00
Unearned Service Payment		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	191,862.12
Net cash provided by operating activities	-$	982,331.66
INVESTING ACTIVITIES		
Accumulated Depreciation		3,297.01
Net cash provided by investing activities	$	3,297.01
FINANCING ACTIVITIES		
Debt		-60,000.00
Debt (Convertible Promissory Note)		0.00
Contributed Capital		0.00
Contributed Capital:APIC Common Stock		0.00
Contributed Capital:APIC Preferred Stock		988,889.18
Net cash provided by financing activities	$	928,889.18
Net cash increase for period	-$	50,145.47
Cash at beginning of period		51,033.09
Cash at end of period	$	887.62

Thuzio, Inc.
Statements of Changes in Stockholders' Equity (Unaudited)
For the year ended December 31, 2019

	Common Stock			Preferred Stock				Total Stockholder's
	Shares Authorized	Amount	APIC - CS	Shares Authorized	Amount	APIC - CS		Equity
Balance at January 1, 2019	55,978,839	$ 107.00	$ 1,827,150.49	24,009,855	$ 2,386.00	$ 23,086,778.07	$	24,916,421.56
Issuance of stock	-	-	-	13,522,727	$ 625.00	$ 988,264.18	$	988,889.18
Balance at December 31, 2019	55,978,839	$ 107.00	$ 1,827,150.49	37,532,582	$ 3,011.00	$ 24,075,042.25	$	25,905,310.74